Mail Stop 4561

September 16, 2005

VIA U.S. MAIL AND FAX (407)650-3669

C. Brian Strickland
Executive Vice President, Chief Financial Officer and Corporate Secretary
CNL Hotels & Resorts, Inc.
450 South Orange Avenue
Orlando, Florida 32801


Re:	CNL Hotels & Resorts, Inc.
	Form 10-K for Fiscal Year Ended
	December 31, 2004
	Filed March 16, 2005
	File No. 001-32254

Dear Mr. Strickland:

      We have reviewed your filing and have the following comments.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004

Item 6. Selected Financial Data, page 35

1. Provide us with an analysis of your distributions for each period
in comparison to the cash flow from operating activities for each respective period as reported in the statement of cash flows. If the cash flows from operating activities were insufficient to pay the distribution for any period, tell us the dollar amount of the deficiency and the alternative source of cash used to fund the
distribution.    Alternative sources would include such items as
borrowings from related parties, bank borrowings, proceeds from loan sales, proceeds from equity offerings etc. Additionally, tell us what consideration you have given to disclosing this information in your MD&A.

2. We note your disclosure that you have not treated cash distributions that represent a return of capital as such for purposes of calculating the stockholders` return on capital. Please explain to us why you not feel the calculation would be appropriate.

Financial Statements

23. Credit Enhancements:

3. Please explain to us your basis in GAAP for accounting for certain draws on credit enhancements as either a reduction of operating expenses or a reduction of hotel and resort management fees. Cite any relevant accounting literature in your response.
Additionally,
explain to us why you consider these performance guarantees under certain management agreements to be "credit enhancements".



*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and


* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Robert Telewicz, Staff Accountant, at (202)
551-3438 or the undersigned at (202) 551-3498 if you have questions.



Sincerely,



Linda van Doorn
Senior Assistant Chief Accountant




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C. Brian Strickland
CNL Hotels & Resorts, Inc.
September 16, 2005
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